------              U.S. SECURITIES AND EXCHANGE COMMISSION                  ------------------------------
FORM 4                       WASHINGTON, D.C. 20549                                  QMB APPROVAL
------                                                                       ------------------------------
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP               QMB NUMBER           3235-0287
/ / Check box if no                                                          EXPIRES:      FEBRUARY 1, 1997
    longer subject to                                                        ESTIMATED AVERAGE BURDEN
    Section 16. Form 4                                                       HOURS PER RESPONSE     ....0.5
    or Form 5 obligations                                                    ------------------------------
    may continue. See
    Instruction 1(b).
                  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the
                  Public Utility Holding Company Act of 1934 or Section 30(f) of the Investment Company Act of 1940

------------------------------------------------------------------------------------------------------------------------------------
 1. Name and Address of Reporting Person       2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
    Johnson, Jr.   George            D.           Florida Panthers Holdings, Inc.(1)  "PAW"       Issuer (Check all applicable)
---------------------------------------------  ----------------------------------------------     X Director         10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
450 East Las Olas Boulevard                       Number of Reporting        Month/Year             Officer (give    Other (Specify
---------------------------------------------     Person (Voluntary)         11-97               ----        title ---       below)
                 (Street)                      -------------------------   ------------------                below)
 Fort Lauderdale,  Florida       33301                                    5. If Amendment,
---------------------------------------------                                Date of Original       --------------------------------
  (City)           (State)           (Zip)                                   (Month/Year)
                                                                               N/A


------------------------------------------------------------------------------------------------------------------------------------
                         TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)  Code    V      Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)
                                             (Table I continued on next page)

------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock                                                                      768,848 sh.           I   *By GDJ, Jr.
                                                                                                                    Investments L.P.
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock                                                                       15,000 sh.           I   *By Spouse
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock                                                                        3,000 sh.           I   *By GD Johnson,
                                                                                                                    III ESA Trust
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock                                                                        3,000 sh.           I   *By SP Johnson
                                                                                                                    ESA Trust
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.  (Over)

                   (Print or Type Response) SEC 1474 (8-92)




FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares

------------------------------------------------------------------------------------------------------------------------------------
Stock Options             $10.00/sh.                 --   --     --      --     (2)     11-08-06  Class  A   25,000 sh.   --
                                                                                                 Common Stock
------------------------------------------------------------------------------------------------------------------------------------
Stock Options             $19 1/8 /sh.    (3)        A    --   10,000    --     (3)     11-17-07  Class  A   10,000 sh.   --
                                                                                                 Common Stock
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

-------------------------------------------------------------------------------------------------------
Stock Options                    25,000 sh.                D                           N/A
-------------------------------------------------------------------------------------------------------
Stock Options                    10,000 sh.                D                           N/A
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
Explanation of Responses: (1) On November 17, 1997, Florida Panthers Holdings, Inc., a Delaware corporation, became the successor of Florida Panthers Holdings, Inc., a Florida corporation ("FLORIDA"), pursuant to a merger. The merger had the effect of changing FLORIDA's domicile, but did not alter the proportionate interests of security holders.
                          (2) The options were acquired on November 8, 1996 and vest in four equal annual installations beginning on November 8, 1997.
                          (3) The options were acquired on November 17, 1997 and vest in four equal annual installments beginning on November 17, 1998.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.     /s/ George D. Johnson, Jr.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date
                                                                                                   GEORGE D. JOHNSON, JR.

Note. File three copies of this form, one of which must be manually signed.                                               Page 2
  If space provided is insufficient, see Instruction 6 for procedure.                                             SEC 1474 (8-92)
